

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

File No.: 82-3654
Our ref.: LSD/COL



15th July 2003



The Office of International Corporate Fin...
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

CHINA ONLINE (BERMUDA) LIMITED (the "Company")
INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B)
UNDER THE SECURITIES EXCHANGE ACT

We would like to submit the following documents issued by the Company pursuant to Rule 12g3-2(b) under the Securities Exchange Act: -

1. A notice in connection with retirement of director dated 3rd June, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

2. A circular dated 20th June 2003 in connection with the proposed capital reorganization involving a capital reduction, a share premium reduction, a share consolidation and an increase of authorized share capital and proposed general mandates to issue and repurchase securities; and

3. An announcement in connection with results of the capital reorganization dated 14th July 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours faithfully
For and on behalf of
China Online (Bermuda) Limited

Fung Ching Man, Ada
Company Secretary

dlw 7/31

Enc.

中國網絡(百慕達)有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR
電話 Telephone: (852) 3102-8500 傳真 Fax: (852) 2961-3500

AF/rc/03215L



China Online (Bermuda) Limited
(Incorporated in Bermuda with limited liability)

File No.: 82-3654
Our ref.: LSD/COL

15th July 2003

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Dear Sirs

CHINA ONLINE (BERMUDA) LIMITED (the "Company")
INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B)
UNDER THE SECURITIES EXCHANGE ACT

We would like to submit the following documents issued by the Company pursuant to Rule 12g3-2(b) under the Securities Exchange Act: -

1. A notice in connection with retirement of director dated 3rd June, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

2. A circular dated 20th June 2003 in connection with the proposed capital reorganization involving a capital reduction, a share premium reduction, a share consolidation and an increase of authorized share capital and proposed general mandates to issue and repurchase securities; and

3. An announcement in connection with results of the capital reorganization dated 14th July 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours faithfully
For and on behalf of
China Online (Bermuda) Limited



Fung Ching Man Ada
Company Secretary

Receipt Acknowledged By

Name:
Date :

Enc.

中國網絡（百慕達）有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR

AF/rc/03215L

5th June, 2003

The Standard



China Online (Bermuda) Limited

(incorporated in Bermuda with limited liability)

RETIREMENT OF DIRECTOR

The board of directors (the "Board") of China Online (Bermuda) Limited (the "Company") announces that in accordance with the Bye-Laws of the Company, Mr. Tan Shao Hua has retired by rotation and did not offer himself for re-election as an independent non-executive director of the Company at the Annual General Meeting of the Company held today.

On behalf of the Board, I would like to thank Mr. Tan for his valuable contributions to the Company during his tenure.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 3rd June, 2003

Hong Kong Economic Times



China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*

(於百慕達註冊成立之有限公司)

董事退任

中國網絡(百慕達)有限公司(「本公司」)之董事會(「董事會」)宣佈，根據本公司之公司組織章程細則，譚少華先生已於今天舉行之本公司股東週年大會上輪值卸任並退出重選為本公司之獨立非執行董事。

本人謹代表董事會，感謝譚先生在任期間對本公司之寶貴貢獻。

承董事會命
公司秘書
馮婧文

香港，二零零三年六月三日

* 中文名稱僅供識別

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in the Company, you should at once hand this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.



China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

PROPOSED CAPITAL REORGANIZATION INVOLVING A CAPITAL REDUCTION, A SHARE PREMIUM REDUCTION, A SHARE CONSOLIDATION AND AN INCREASE OF AUTHORIZED SHARE CAPITAL

AND

PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES

A notice convening a special general meeting of the Company to be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong, at 10:00 a.m. on Monday, 14th July, 2003 is set out on pages 19 to 24 of this circular. A form of proxy for use at the special general meeting is also enclosed.

Whether or not you are able to attend the special general meeting, you are requested to complete the enclosed form of proxy and return it in accordance with the instructions printed thereon and return the same to the office of the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event by not later than 48 hours before the time appointed for holding of the special general meeting or any adjournment thereof.

Completion and return of the form of proxy will not prevent you from attending and voting at the special general meeting or at an adjourned meeting should you so wish.

20th June, 2003

CONTENTS

In this circular (other than in the SGM Notice), the following expressions shall have the meanings correspondingly ascribed below, unless the context otherwise requires:

"Board"	the board of Directors
"Business Day"	a day (other than a Saturday or Sunday) on which banks in Hong Kong are generally open for business
"Capital Reduction"	the proposal to reduce the nominal value of (i) the existing issued Shares from HK$0.01 each to HK$0.0004 each by cancellation of HK$0.0096 paid up capital for each issued Share; and (ii) all authorized but unissued Shares from HK$0.01 to HK$0.0004 each
"Capital Reorganization"	the proposed capital reorganization of the capital of the Company by way of the Capital Reduction, the Share Premium Reduction, the Share Consolidation and the Increase of Authorised Share Capital
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Companies Act"	the Companies Act 1981 of Bermuda (as amended)
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	China Online (Bermuda) Limited, an exempted company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Credit Amount"	all surplus amounts arising from the Capital Reduction and Share Premium Reduction
"Director(s)"	director(s) of the Company
"Effective Date"	the date upon which the Capital Reorganization becomes unconditional and effective, which is expected to be Tuesday, 15th July, 2003
"Group"	the Company and its subsidiaries

"General Mandate"	the general and unconditional mandate proposed under ordinary resolution numbered 2 in the SGM Notice to be granted to the Directors to issue and allot Securities the details of which are described in pages 20 to 22 herein
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Increase of Authorized Share Capital"	the increase of the authorized share capital of the Company after the Capital Reduction and the Share Consolidation becoming unconditional and effective from HK$12,000,000 to HK$300,000,000 by the creation of 28,800,000,000 New Shares
"Latest Practicable Date"	17th June, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share(s)"	ordinary share(s) of nominal value HK$0.01 each in the share capital of the Company upon completion of the Capital Reorganization
"Reduced Share(s)"	the share(s) of nominal value HK$0.0004 each in the share capital of the Company immediately after the Capital Reduction
"Registrars"	the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
"Repurchase Mandate"	the general and unconditional mandate proposed under ordinary resolution numbered 3 in the SGM Notice to be granted to the Directors to repurchase Securities the details of which are described in pages 22 to 23 herein

"Share Premium Reduction"	the reduction of an amount of HK$375,995,500 standing to the credit of the share premium account of Company as at 31st December, 2002
"Securities"	shares of any and all classes in the capital of the Company including but not limited to the New Shares and other securities carrying a right to subscribe or purchase shares of the Company which the Company may from time to time issue
"SGM"	the special general meeting of the Company to be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong, at 10:00 a.m. on Monday, 14th July, 2003 to approve, inter alia, the Capital Reorganization
"Share Consolidation"	the proposal to consolidate all the Reduced Shares on the basis of 25 Reduced Shares into one New Share
"Share(s)"	ordinary share(s) of nominal value HK$0.01 each in the share capital of the Company currently in issue
"Shareholder(s)"	holder(s) of Share(s) or, where the context requires, New Share(s)
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"SGM Notice"	the notice convening the SGM as set out on pages 19 to 24 of this circular
"subsidiary(ies)"	a subsidiary or subsidiaries of the Company as defined under section 2 of the Companies Ordinance whether incorporated in Hong Kong or elsewhere
"Substantial Shareholder(s)"	shall have the meaning ascribed to it under rule 1.01 of the Listing Rules
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers and Share Repurchases

"Warrant(s)"	warrant(s) of the Company entitling the holders thereof to subscribe in cash for new Shares at any time on or before 6th June, 2003 (or such earlier date as prescribed by the Warrant Instrument) at the initial subscription price of HK$0.30 per Share (subject to adjustment) from 7th June, 2000 which have been expired on 6th June, 2003
"Warrant Instrument"	the instrument dated 15th May, 2000 executed by the Company constituting the Warrant(s)

EXPECTED TIMETABLE

Latest time for lodging proxy forms for the SGM	10:00 am Saturday 12th July, 2003
Expected date of the SGM	10:00 am Monday 14th July, 2003
Original counter for trading in existing Shares in board lots of 10,000 Shares temporarily closes	9:30 am Tuesday 15th July, 2003
Effective Date of the Capital Reorganization	9:30 am Tuesday 15th July, 2003
Dealings in New Shares commence	9:30 am Tuesday 15th July, 2003
Free exchange of existing share certificates for new share certificates commences	9:30 am Tuesday 15th July, 2003
Temporary counter for trading in New Shares in board lots of 400 New Shares (in the form of existing share certificates) opens.	9:30 am Tuesday 15th July, 2003
Designated broker starts to stand in the market to provide matching services	9:30 am Tuesday 15th July, 2003
Original counter for trading in New Shares in board lots of 4,000 New Shares (in the form of new share certificates) reopens.	9:30 am Tuesday 29th July, 2003
Parallel trading in New Shares (in the forms of new and existing share certificates) begins	9:30 am Tuesday 29th July, 2003
Temporary counter for trading in New Shares in board lots of 400 New Shares (in the form of existing share certificates) closes	4:00 pm Tuesday 19th August, 2003
Designated broker ceases to stand in the market to provide matching services	4:00 pm Tuesday 19th August, 2003
Parallel trading in New Shares (in the form of new and existing share certificates) ends	4:00 pm Tuesday 19th August, 2003
Free exchange of existing share certificates for new share certificates ends	4:00 pm Monday 25th August, 2003



China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong *(Executive Director)*
Mr. Kong Muk Yin *(Executive Director)*
Mr. Cheng Mo Chi, Moses #
Mr. Lo Wai On #

Independent Non-executive Director

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head office and principal place of business in Hong Kong:
47/F, China Online Centre
333 Lockhart Road
Wanchai, Hong Kong

20th June, 2003

To the Shareholders

Dear Sir or Madam,

PROPOSED CAPITAL REORGANIZATION INVOLVING A CAPITAL REDUCTION, A SHARE PREMIUM REDUCTION, A SHARE CONSOLIDATION AND AN INCREASE OF AUTHORIZED SHARE CAPITAL

AND

PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES

1. INTRODUCTION

On 29th May, 2003, the Directors announced the proposals (a) to implement the Capital Reorganization by way of the Capital Reduction, Share Premium Reduction, Share Consolidation, and Increase of Authorized Share Capital; (b) to change the board lot size for trading in the New Shares on the Stock Exchange from existing 10,000 Shares to 4,000 New Shares upon the Capital Reorganization becoming effective; and (c) to renew the general mandates previously granted to the Directors for the issue and repurchase of securities of the Company.

The purpose of this circular is to provide you with further information on the said proposals and to give you notice of the forthcoming SGM at which resolutions will be proposed to seek your approval for, (i) the Capital Reorganization involving the Capital Reduction, Share Premium Reduction, Share Consolidation and Increase of Authorized Share Capital; and (ii) the granting of the General Mandate and Repurchase Mandate.

2. PROPOSED CAPITAL REORGANIZATION

As announced by the Company on 29th May, 2003, the authorized share capital of the Company was HK$300,000,000 divided into 30,000,000,000 Shares of which 9,286,519,956 Shares had been issued and are fully paid or credited as fully paid. Subsequent to 29th May, 2003, a total of 198,891 Shares were issued by the Company pursuant to the exercise of subscription rights attaching to the Warrants and as at the Latest Practicable Date, the authorized share capital of the Company was HK$300,000,000 divided into 30,000,000,000 Shares of which 9,286,718,847 Shares had been issued and are fully paid or credited as fully paid.

The Directors propose that the Capital Reorganization will be effected by way of the Capital Reduction, the Share Premium Reduction, the Share Consolidation and the Increase of Authorized Share Capital, aside from the Share Premium Reduction all of which are inter-conditional, in the following manner:—

Capital Reduction

The Directors propose that the nominal value of (i) each issued Share be reduced from HK$0.01 to HK$0.0004 by the cancellation of HK$0.0096 paid up capital on each issued Share; and (ii) all authorised but unissued Shares be reduced from HK$0.01 to HK$0.0004 each.

Based on the 9,286,718,847 Shares in issue as at the Latest Practicable Date, the issued share capital of the Company will be reduced from approximately HK$92,867,188 to HK$3,714,688 and a credit of approximately HK$89,152,500 arising therefrom will be applied to set off against the accumulated losses of the Company as at 31st December, 2002 in accordance with the Companies Act and the Bye-laws of the Company.

Share Premium Reduction

The Directors also propose a reduction of an amount of HK$375,995,500 standing to the credit of the share premium account of the Company as at 31st December, 2002, and to apply such amount arising therefrom to set off against the accumulated losses of the Company as at 31st December, 2002.

Share Consolidation

Immediately after the Capital Reduction, the Directors will then effect the Share Consolidation whereby every 25 Reduced Shares will be consolidated into one New Share.

Based on the 9,286,718,847 Shares in issue as at the Latest Practicable Date, the issued share capital of the Company after the Share Consolidation will be HK$3,714,688 divided into 371,468,754 New Shares.

Any fractional entitlements to the New Shares will be aggregated and sold and the proceeds will be retained for the benefit of the Company. The New Shares will rank pari passu in all respects with each other and the Capital Reduction and Share Consolidation will not result in any change in the relative rights of the Shareholders.

Increase of Authorized Share Capital

As a result of the Capital Reduction, the authorized share capital of the Company will be reduced from HK$300,000,000 to HK$12,000,000.

The Directors further propose that immediately after the Capital Reduction and the Share Consolidation becoming unconditional and effective, the authorized share capital of the Company be increased from HK$12,000,000 to HK$300,000,000 by the creation of 28,800,000,000 New Shares of HK$0.01 each.

Upon the Capital Reduction and the Share Consolidation becoming effective and after the Increase of Authorized Share Capital, on the basis of 371,468,754 New Shares in issue, the authorized share capital of the Company will be HK$300,000,000 divided into 30,000,000,000 New Shares of HK$0.01 each and the issued share capital of the Company will be HK$3,714,688 divided into 371,468,754 fully-paid New Shares of HK$0.01 each. The Directors confirm that there is no present intention to issue any New Shares from the authorized share capital of the Company after the Capital Reorganization has been completed.

Change of board lot size for New Shares

The Directors also propose to change the board lot size for trading in the New Shares of the Company on the Stock Exchange from the existing 10,000 Shares to 4,000 New Shares upon the Capital Reorganization becoming effective.

Effects of the Capital Reorganization

Following the Capital Reorganization, a total of approximately HK$465,148,000 being the aggregate Credit Amount arising from the Capital Reduction and the Share Premium Reduction will be used to set off against the accumulated losses of approximately HK$465,890,000 of the Company as at 31st December, 2002 and the accumulated losses of the Company will be reduced to approximately HK$742,000 upon the Capital Reorganization becoming effective.

The Capital Reorganization will not, of itself, alter the underlying assets, business operations, management or financial position of the Company or the proportionate interests of the Shareholders aside from the payment of legal and administrative expenses. The Directors believe that the Capital Reorganization will not have any adverse effect on the financial position of the Group as a whole.

On the basis that there are 9,286,718,847 Shares in issue as at the Latest Practicable Date and that no Shares will be issued or repurchased by the Company between the Latest Practicable Date and the date of the SGM, the effects of the Capital Reorganization are summarized below:

	Prior to the Capital Reorganization	After the Capital Reduction	After the Capital Reduction, Share Consolidation and Increase of Authorized Share Capital
Nominal value of each Share	HK$0.01	HK$0.0004	HK$0.01
Number of authorized Shares	30,000,000,000	30,000,000,000	30,000,000,000
Authorized share capital	HK$300,000,000	HK$12,000,000	HK$300,000,000
Number of Shares in issue	9,286,718,847	9,286,718,847	371,468,754
Issued and fully paid share capital	HK$92,867,188	HK$3,714,688	HK$3,714,688

Conditions of the Capital Reorganization

The Capital Reorganization is conditional, amongst other things, upon:

1. the passing by the Shareholders at the SGM of ordinary resolutions to approve the Share Consolidation and Increase of Authorized Share Capital and special resolutions to approve the Capital Reduction and Share Premium Reduction;

2. the compliance with section 46 of the Companies Act; and

3. the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the New Shares.

Section 46(2) of the Companies Act provides that no company shall reduce the amount of its share capital (a) unless, at a date not more than 30 days and not less than 15 days before the date on which the reduction of the share capital is to have effect, the company causes a notice to be published in an appointed newspaper in Bermuda stating the amount of the share capital as last determined by the company, the amount to which the share capital is to be reduced, and the date on which the reduction is to have effect; and (b) if, on the date of the reduction is to be effected, there are reasonable grounds for believing that the company is, or after the reduction would be, unable to pay its liabilities as they become due.

The Capital Reorganization will become effective when the above conditions are fulfilled, which is expected to be on or about Tuesday, 15th July, 2003.

Reasons for the Capital Reorganization

The Shares have recently been trading close to the nominal value. Under the laws of Bermuda, a company may not issue shares at a discount to the nominal value of its shares. In view of this, the Company is practically precluded from raising capital in the stock market by way of allotment or placement of Shares. The Capital Reorganization is intended to allow flexibility in pricing for the issue of New Shares so as to facilitate any fund-raising or asset acquisition by way of allotment or placement of New Shares, when the Directors consider that circumstances so require in the future.

Further, as at 31st December, 2002, the accumulated losses of the Company were approximately HK$465,890,000. The Directors believe it is unlikely that the Company will generate sufficient profits in the near future from its businesses to eliminate the accumulated losses and that it would be inappropriate for the Company to pay dividends while these accumulated losses remain. Accordingly, the Directors propose to apply the Credit Amount resultant from the Capital Reduction and the Share Premium Reduction to set off against these accumulated losses. Subject to the Companies Act and the Bye-

laws of the Company, such Credit Amount may be applied by the Company for such purposes, including the writing off against any accumulated losses of the Company. As a result, the Company would be able to declare dividends to Shareholders at an earlier opportunity than by generating profits to offset such accumulated losses.

The Directors consider that the Capital Reorganization is in the interests of the Company and the Shareholders as a whole.

Free exchange of share certificates for the New Shares and parallel trading arrangements

Subject to the Capital Reduction and Share Consolidation becoming effective, Shareholders may on or after Tuesday, 15th July, 2003 until Monday, 25th August, 2003 submit certificates for the existing Shares (in light blue color) to the Registrars, Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for exchange, at the expense of the Company, for certificates for New Shares in issue (in pink color).

Thereafter, certificates for the existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 to the Registrars (or such higher amount as may from time to time be allowed by the Stock Exchange) for each new certificate to be issued for New Shares.

Certificates for the existing Shares will only be valid for delivery and settlement in respect of dealings for the period up to Tuesday, 19th August, 2003, after which trading will be in New Shares only and the existing share certificates for the Shares will cease to be marketable and will not be acceptable for dealings purpose.

Subject to the above arrangement, certificates for the existing Shares will continue to be good evidence of legal title and may be exchanged for certificates for the New Shares at any time.

It is expected that new share certificates for the New Shares will be available for collection on or about the 10th Business Day from the date of submission of the existing share certificates for existing Shares to the Registrars. Unless otherwise instructed, new share certificates for the New Shares will be issued in board lots of 4,000 New Shares.

The New Shares will be traded in the new board lot size of 4,000 New Shares. Subject to the approval by the Shareholders of the Capital Reorganization, dealings in the New Shares are expected to commence on the Effective Date and it is proposed that the arrangements for dealings in the New Shares will be as follows:

(a) From 9:30 a.m. 15th July, 2003, the original counter for trading in the existing Shares in board lots of 10,000 Shares will be temporarily closed;

(b) From 9:30 a.m. 15th July, 2003, a temporary counter will be established for trading in the New Shares in board lots of 400 New Shares (in the form of existing certificates). Certificates for existing Shares may only be traded at this temporary counter;

(c) With effect from 9:30 a.m. 29th July, 2003, the original counter for trading in Shares will be reopened for trading in New Shares in board lots of 4,000 (in the form of new certificates); and

(d) From 9:30 a.m. 29th July, 2003 to 4:00 p.m. 19th August, 2003, both dates inclusive, there will be parallel trading at the two counters described in sub-(b) and (c) above. The temporary counter for trading in the New Shares in board lots of 400 New Shares will be closed after the close of trading on 19th August, 2003.

Arrangement for the matching services of odd lots of New Shares resulting from the Capital Reorganization

In order to alleviate any difficulties arising from the existence of odd lots of New Shares as a result of the Share Consolidation, Sun Hung Kai Investment Services Limited of Level 12, One Pacific Place, 88 Queensway, Central, Hong Kong, has agreed to stand in the market to provide matching services for the odd lots of New Shares on a best effort basis, during the period commencing Tuesday, 15th July, 2003 and ending on Tuesday, 19th August, 2003, both dates inclusive. Shareholders who wish to take advantage of this matching facility either to dispose of their odd lots of New Shares or top up to board lots of 4,000 New Shares are asked to contact Miss Connie Cheung (Tel:2822-5432) of Sun Hung Kai Investment Services Limited. Any fractional entitlements to the New Shares will be aggregated and sold and the proceeds will be retained for the benefit of the Company.

Holders of odd lots of the New Shares should note that match up of the sale and purchase of odd lots of the New Shares is not guaranteed. Shareholders are recommended to consult their professional advisers if they are in any doubt about the facility described above.

No adjustment to Warrants

As the Warrants have expired on Friday, 6th June, 2003, the implementation of the Capital Reorganization will not result in any adjustment to the subscription price of the Warrants.

3. GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES

In connection with the resolutions requiring approval of the Shareholders regarding the Capital Reorganization, the Directors will also propose at the SGM ordinary resolutions to grant new general mandates to the Directors, in substitution for the existing mandates, to exercise all powers of the Company (i) to allot and issue Securities up to a maximum of 20% of the aggregate nominal amount of the issued share capital of the Company as at the Effective Date; and (ii) to repurchase Securities up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company as at the Effective Date.

The Directors will also seek the approval of Shareholders to grant a new general mandate to the Directors to exercise all the powers of the Company to allot and issue additional Securities under the General Mandate to issue securities described above by the number of fully paid-up Securities repurchased by the Company pursuant to the Repurchase Mandate as aforesaid.

In accordance with the requirements of the Listing Rules, Appendix I to this circular contains an explanatory statement which the Company is required to send to the Shareholders containing all information reasonably necessary to enable them to make an informed decision as to whether to vote for or against the grant of the Repurchase Mandate above.

Any general mandate for the issue and repurchase of Shares previously granted by the Shareholders will be replaced by the new general mandates for securities as aforesaid, if so approved by the Shareholders at the SGM. Such general mandates will remain effective until, the earlier of, the conclusion of the next annual general meeting of the Company, the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held, or until being revoked or varied by an ordinary resolution of the Shareholders in a general meeting of the Company.

4. APPLICATION FOR LISTING

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New Shares. No part of the share capital of the Company is listed or dealt in on any other stock exchange and no such listing or permission to deal is being or proposed to be sought.

Subject to the granting of the listing of, and permission to deal in, the New Shares on the Stock Exchange, the New Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as

determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

5. SPECIAL GENERAL MEETING

The SGM Notice is set out on pages 19 to 24 of this circular. At the SGM, resolutions will be proposed to approve, inter alia, the Capital Reorganization and the grant of new General Mandate and Repurchase Mandate to the Directors.

A form of proxy for use at the SGM is enclosed with this circular. To be valid, the form of proxy must be completed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, with the Registrars, Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or an adjourned meeting should you so wish.

6. RECOMMENDATION

The Directors consider that the Capital Reorganization and the grant of the new General Mandate and Repurchase Mandate are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of such resolutions to be proposed at the SGM.

Yours faithfully,
On behalf of the Board of
China Online (Bermuda) Limited
Chong Sok Un
Chairman

This appendix serves as an explanatory statement as required by the Listing Rules to provide the requisite information to you for your consideration of the proposal regarding the grant of new general mandates to the Directors to issue and repurchase securities.

1. THE LISTING RULES

The Listing Rules require companies with a primary listing on the Stock Exchange to send to its shareholders an explanatory statement, at the same time as the notice of the relevant shareholders' meeting, containing all the information reasonably necessary to enable those shareholders to make an informed decision on whether to vote for or against the ordinary resolution to approve purchase by the company of its own securities on the Stock Exchange, in such details as set forth below.

2. EXERCISE OF THE REPURCHASE MANDATE

As at the Latest Practicable Date, the issued share capital of the Company was HK$92,867,188 comprising 9,286,718,847 Shares. Subject to the passing of the proposed resolutions to approve the Capital Reorganization and on the basis that no further Securities will be issued or repurchased by the Company prior to the SGM, exercise in full of the Repurchase Mandate by the Directors will result in the repurchase by the Company of up to 928,671,885 Shares or 37,146,875 New Shares, representing approximately 10% of the total issued share capital of the Company comprising 9,286,718,847 Shares or, after completion of the Capital Reorganization, 371,468,754 New Shares.

The Repurchase Mandate will allow the Company to make or agree to make repurchases of Securities that have already been fully paid up during the period ending on the earliest of the date of its next annual general meeting, the expiration of the latest date by which the next annual general meeting of the Company is required to be held by law or under its Bye-laws or the date upon which such authority is revoked or varied by an ordinary resolution of the Shareholders in a general meeting of the Company.

3. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders as a whole to have a general authority from the Shareholders enabling the Directors the flexibility to repurchase New Shares or other Securities of the Company in the market, as and when they consider such repurchase appropriate and beneficial to the Company. Such purchases may, depending on market conditions and funding arrangements at the time, enhance the net value and/or earnings per New Share of the Company.

As compared with the financial position of the Group as at 31st December, 2002 (being the date to which the latest audited financial statements of the Group have been made up), the Directors consider that there might be adverse impact on the working capital and gearing position of the Company in the event the Repurchase Mandate is exercised in full, though the Directors have no present intention to effect any repurchase, and no repurchase would be made, in circumstances that would have a material adverse impact on the working capital or gearing ratio of the Company.

4. FUNDING AND LEGALITY OF REPURCHASES

The repurchase of Securities will be funded entirely from the cash flow or working capital facilities available to the Company, and will, in any event, be made out of funds legally available for the repurchase in accordance with its Bye-laws and the applicable laws of Bermuda.

Under the Companies Act, repurchased securities of a company will be cancelled and its issued share capital thereof will be reduced by the nominal value of the securities repurchased, however, the aggregate amount of the authorized share capital of the company will not be reduced.

5. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any associate of any of the Directors (as defined in the Listing Rules) has any present intention, in the event the resolution proposing the Repurchase Mandate is approved by the Shareholders, to sell to the Company any of its Securities.

No connected person, as defined in the Listing Rules, has notified the Company that he has a present intention to sell to the Company any of its Securities, or has any undertaken not to sell any such Securities held by him to the Company, in the event that the resolution proposing the Repurchase Mandate is approval by the Shareholders.

6. DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that they will exercise the powers of the Company under the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda and the Bye-laws of the Company.

7. EFFECT OF THE TAKEOVERS CODE

If, on the exercise of the powers granted under the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Takeovers Code. As a result, a Shareholder or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors are aware of, the Substantial Shareholders of the Company are as follows:

Substantial Shareholder	Number of Shares held	Approximate percentage of voting power controlled	Approximate percentage of voting power if the Company exercised in full the power to repurchase *(Note 2)*
Ms. Chong Sok Un ("Ms. Chong") *(Note 1)*	2,631,200,000	28.33%	31.48 %
China Spirit Limited ("China Spirit") *(Note 1)*	2,631,200,000	28.33%	31.48 %
Vigor Online Offshore Limited ("Vigor Online") *(Note 1)*	2,631,200,000	28.33%	31.48 %

Notes:—

1. These Shares are held by Vigor Online, a company incorporated in the British Virgin Islands and a 67.7% owned subsidiary of China Spirit. China Spirit is a company incorporated in the British Virgin Islands, the entire share capital of which is in turn wholly-owned by Ms. Chong. Accordingly, China Spirit and Ms. Chong, by reason of their deemed indirect interests in the 2,631,200,000 Shares under Part XV of the SFO, are considered to be Substantial Shareholders of the Company.

2. Based on 371,468,754 New Shares in issue after the Capital Reorganisation and assume the exercise in full of the Repurchase Mandate by the Company.

In the event that the Directors shall exercise in full such powers under the Repurchase Mandate and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above Substantial Shareholders would be increased

to approximately the percentage shown in the last column above, at which time such Substantial Shareholders would be required under rule 26 of the Takeovers Code to make a mandatory general offer in respect of the then issued share capital of the Company, other than those held by themselves or parties acting in concert with them. However, the Directors do not have the intention to exercise the power under the Repurchase Mandate to an extent which would make the Substantial Shareholders or any Shareholder whether singly or collectively to be obliged to make a mandatory general offer under rule 26 of the Takeovers Code.

8. SHARE REPURCHASE MADE BY THE COMPANY

Neither the Company nor any of its subsidiaries has purchased any of its Shares (whether on the Stock Exchange or otherwise) in the last six months preceding the date of this circular.

9. SHARE PRICES

The highest and lowest prices at which the Shares had been traded on the Stock Exchange in each of the twelve calendar months preceding the Latest Practicable Date, were respectively as follows:

	Price of Shares	
	Highest	**Lowest**
	HK$	*HK$*
2002		
June	0.064	0.050
July	0.058	0.026
August	0.042	0.030
September	0.039	0.027
October	0.035	0.020
November	0.035	0.027
December	0.040	0.026
2003		
January	0.032	0.025
February	0.029	0.025
March	0.026	0.018
April	0.027	0.018
May	0.029	0.018



China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN (the "**Notice**") that a special general meeting (the "Meeting") of China Online (Bermuda) Limited (the "**Company**") will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Monday, 14th July, 2003 at 10:00 a.m. for the purposes of considering and, if thought fit, passing (with or without amendments) the following as, as appropriate, ordinary and special resolutions of the Company:—

SPECIAL RESOLUTION NO. 1

"THAT, with effect from the next business day (being a day on which banks in Hong Kong are generally open for business) after the date on which this resolution is passed:—

(a) (i) the issued share capital of the Company be reduced by cancelling paid-up capital of HK$0.0096 on each share of nominal value HK$0.01 in the issued share capital of the Company as at the date of the passing of this resolution so that each share shall be treated as one fully paid-up share of nominal value HK$0.0004 in the issued share capital of the Company and; (ii) the value of each of the authorized but unissued shares be reduced from HK$0.01 to HK$0.0004 each (whether issued or unissued, the "**Reduced Share(s)**") so that the authorized share capital of the Company be reduced from HK$300,000,000 to HK$12,000,000, and any liability of the holders of such issued Reduced Share(s) to make further contribution to the capital of the Company on each issued Reduced Share shall be treated as duly satisfied (together, the "**Capital Reduction**");

(b) an amount of HK$375,995,500 standing to the credit in the share premium account of the Company as at 31st December, 2002 be reduced (the "**Share Premium Reduction**") and together with the credit amount of HK$89,152,500 arising from the Capital Reduction be applied to eliminate or reduce the accumulated losses of the Company with accumulated balance of approximately HK$465,890,000 as at 31st December, 2002 in accordance with the Bye-laws of the Company and the applicable laws of Bermuda; and

(c) one or more of the directors of the Company (the "**Directors**"), as permissible under the Bye-laws of the Company, be and are hereby authorized generally to do or execute for and on behalf of the Company all such acts, deeds and things as they may deem in their absolute discretion, necessary, desirable or appropriate to effect and implement any of the foregoing, including the Capital Reduction and Share Premium Reduction."

ORDINARY RESOLUTION NO. 1

"THAT, with effect from the next business day (being a day on which banks in Hong Kong are generally open for business) after the date on which this resolution is passed, and conditional upon the Capital Reduction (as defined in special resolution no. 1 set out in the Notice of which this resolution forms part) becoming unconditional and effective:—

(a) every 25 Reduced Shares (as defined in the said special resolution no. 1) be and are hereby consolidated (the "**Share Consolidation**") into one share of nominal value HK$0.01 each (the "**New Shares**") whereupon all New Shares resulting from the Share Consolidation shall rank pari passu in all respects and have the same rights and privileges subject to the restrictions contained in the Bye-laws of the Company;

(b) the authorized share capital of the Company be and is hereby increased from HK$12,000,000 to HK$300,000,000 by the creation of an additional 28,800,000,000 New Shares of nominal value HK$0.01 each in the capital of the Company following completion of the Capital Reduction and Share Consolidation (the "**Increase of Authorized Share Capital**"); and

(c) one or more of the Directors, as permissible under the Bye-laws of the Company, be and are hereby authorized generally to do or execute for and on behalf of the Company all such acts, deeds and things as they may deem in their absolute discretion, necessary, desirable or appropriate to effect and implement any of the foregoing, including the Share Consolidation and Increase of Authorized Share Capital."

ORDINARY RESOLUTION NO. 2

"THAT, conditional upon the Capital Reduction, Share Premium Reduction (both terms as defined in special resolution no. 1 set out in the Notice of which this resolution forms part), Share Consolidation and Increase of Authorized Share Capital (both terms as defined in ordinary resolution no. 1 set out in the Notice of which this resolution forms part) (altogether the "**Capital Reorganization**") becoming unconditional and effective:—

(a) and subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with securities of any and all classes in the share capital of the Company (the "**Securities**") including but not limited to the New Shares (as defined in ordinary resolution no. 1 set out in the Notice of which this resolution forms part) and other securities carrying a right to subscribe or purchase Securities which the Company may from time to time issue and to make or grant any offer, agreement or option (including bonds, warrants, debentures, notes, options or any securities derivative which carry the right to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved in substitution for and to the exclusion of any existing authority previously granted;

(b) the approval in paragraph (a) above shall authorize the Directors during the Relevant Period (as hereinafter defined) to make or grant any offer, agreement and option (including bonds, warrants, debentures, notes, options or any securities derivative which carry the right to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers after the expiry of the Relevant Period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) the exercise of subscription or conversion rights under any warrants, bonds, debentures, notes and any securities derivative of the Company to subscribe for or convert into shares of the Company; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or the rights to acquire shares of the Company; or (iv) an issue of shares of the Company as scrip dividends or similar arrangement providing for the allotment of shares in lieu of the whole or part payment of dividends by the Company in accordance with its Bye-laws as amended from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of shares in issue in the capital of the Company, as at the date of passing of this resolution and as reduced by the Capital Reduction and consolidated by the Shares Consolidation and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:—

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:—

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution (unless the authority given under this resolution has been renewed by an ordinary resolution passed at the next annual general meeting);

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares for a period fixed by the Directors to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements

as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restriction or obligation under the laws of any relevant jurisdiction, or the requirements of any recognized regulatory body or any stock exchange in any territory applicable to the Company)."

ORDINARY RESOLUTION NO. 3

"**THAT**, conditional upon the Capital Reorganization (as defined in ordinary resolution no. 2 set out in the Notice of which this resolution forms part) becoming unconditional and effective:—

(a) and subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued securities of any and all classes in the share capital of the Company (the "**Securities**") including but not limited to the New Shares (as defined in ordinary resolution no. 1 set out in the Notice of which this resolution forms part) and other securities carrying a right to subscribe or purchase Securities which the Company may from time to time issue on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or any other stock exchange on which such Securities may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (the "**recognized stock exchange**"), and to make or grant any offer, agreement or option (including bonds, warrants, debentures, notes, options or any securities derivative which carry the right to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other recognized stock exchange as amended from time to time be generally and unconditionally approved in substitution for and to the exclusion of any existing authority previously granted;

(b) the approval in paragraph (a) shall authorize the Directors on behalf of the Company during the Relevant Period to procure the Company to repurchase its Securities at a price determined by the Directors;

(c) the aggregate nominal amount of Securities of the Company repurchased or agreed conditionally or unconditionally to be repurchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the Securities in issue in the capital of the Company, as at the date of the passing of this resolution and as reduced by the Capital Reduction (as defined in special resolution no. 1 set out in the Notice of which this resolution forms part) and as consolidated by the Share Consolidation (as defined in ordinary resolution no. 1 set out in the Notice of which this resolution forms part) and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:—

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution (unless the authority given under this resolution has been renewed by an ordinary resolution passed at the next annual general meeting);

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

ORDINARY RESOLUTION NO. 4

"THAT, conditional upon (i) the passing of ordinary resolutions nos. 2 and 3 set out in the Notice to which this resolution forms part; and (ii) the Capital Reorganization becoming unconditional and effective, the aggregate nominal amount of Securities that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors as defined in, pursuant to and in accordance with the said ordinary resolution no. 2 shall be and is hereby increased and extended by the aggregate nominal amount of Securities in the capital of the Company which are repurchased by the Company as defined in, pursuant to and in accordance with the authority under the said ordinary resolution no. 3 provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of Securities in issue as at the date of the passing of this resolution and as reduced by the Capital Reduction (as defined in special resolution no. 1 set out in the Notice of which this resolution forms part) and as consolidated by the Share Consolidation (as defined in ordinary resolution no. 1 set out in the Notice of which this resolution forms part) and the said approval shall be limited accordingly."

By Order of the Board
China Online (Bermuda) Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 20th June, 2003

Registered office :
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head office and principal place of business in Hong Kong:
47/F, China Online Centre
333 Lockhart Road
Wanchai, Hong Kong

Notes:—

1. Any member of the Company entitled to attend and vote at the Meeting may appoint one or more than one proxy to attend and to vote in his stead. A proxy need not be a member of the Company.

2. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share of the Company as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.

4. Whether or not you propose to attend the Meeting in person, you are strongly urged to complete and return the form of proxy in accordance with the instructions printed thereon. Completion and return of the form of proxy will not preclude you from attending the Meeting and voting in person if you so wish. In the event that you attend the Meeting after having lodged the form of proxy, it will be deemed to have been revoked.

此乃要件　請即處理

閣下如對本通函或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下所有本公司股份售出或轉讓，應立即將本通函及隨附之代表委任表格送交買主、承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*
(於百慕達註冊成立之有限公司)

建議透過削減股本、削減股份溢價、股份合併及增加法定股本之方式進行股本重組

及

建議發行及購回證券之一般授權

本公司謹訂於二零零三年七月十四日(星期一)上午十時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東特別大會，大會通告載於本通函第19至24頁。隨附亦有股東特別大會之代表委任表格。

無論　閣下能否出席股東特別大會，務請將隨附之代表委任表格按其印備之指示填妥，並盡快且無論如何於股東特別大會或其任何續會之指定舉行時間48小時前交回本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

二零零三年六月二十日

* 中文名稱僅供識別

目錄

在本通函(在股東特別大會通告者除外)內，除文義另有所指外，下列詞彙具有以下涵義：

「董事會」	指	董事會
「營業日」	指	香港銀行之一般營業日(星期六及星期日除外)
「削減股本」	指	透過(i)註銷每股已發行股份之已繳股本0.0096港元，將現有已發行股份之面值，由每股0.01港元削減至每股0.0004港元；及(ii)將所有法定但未發行之股份之面值，由每股0.01港元削減至每股0.0004港元之建議
「股本重組」	指	透過削減股本、削減股份溢價、股份合併及增加法定股本之方式將本公司之股本進行股本重組之建議
「中央結算系統」	指	由香港結算設立及運作之中央結算及交收系統
「公司法」	指	百慕達一九八一年公司法(經修訂)
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	China Online (Bermuda) Limited (中國網絡(百慕達)有限公司)*，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市
「貸方進賬額」	指	所有因削減股本及削減股份溢價而產生之進賬額
「董事」	指	本公司董事
「生效日期」	指	待股本重組成為無條件及生效之日期，預期為二零零三年七月十五日(星期二)
「本集團」	指	本公司及其附屬公司

「一般授權」	指	按股東特別大會第2項普通決議案所建議，授予董事發行及配發證券之一般及無條件授權，有關詳情載於本通函第20至22頁
「香港結算」	指	香港中央結算有限公司
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	香港法定貨幣港元
「增加法定股本」	指	於削減股本及股份合併成為無條件及生效後，透過增設28,800,000,000股新股份，將本公司之法定股本由12,000,000港元增加至300,000,000港元
「最後可行日期」	指	二零零三年六月十七日，即本通函刊印前確定其中所載資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「新股份」	指	待股本重組完成後，本公司股本中每股面值0.01港元之普通股
「削減股份」	指	緊隨削減股本後本公司股本中每股面值0.0004港元之股份
「股份過戶登記處」	指	本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下
「購回授權」	指	按股東特別大會通告第3項普通決議案所建議，授予董事購回證券之一般及無條件授權，有關詳情載於本通函第22及23頁

「削減股份溢價」	指	削減為數375,995,500港元本公司於二零零二年十二月三十一日於股份溢價賬之貸方進賬額
「證券」	指	本公司股本中任何及所有類別之股份，包括但不限於新股份及附有權利可認購或購買本公司不時發行之本公司股份之其他證券
「股東特別大會」	指	本公司將於二零零三年七月十四日(星期一)上午十時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行之股東特別大會，以批准股本重組以及其他事項
「股份合併」	指	以二十五股削減股份合併為一股新股份之基準合併所有削減股份之建議
「股份」	指	本公司股本中每股面值0.01港元之現時已發行普通股
「股東」	指	股份持有人或，如文義另有所指，則新股份持有人
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「聯交所」	指	香港聯合交易所有限公司
「股東特別大會通告」	指	載於本通函第19至24頁之股東特別大會通告
「附屬公司」	指	根據公司條例第2條於香港或香港以外地區註冊成立之本公司附屬公司
「主要股東」	指	上市規則第1.01條所定義者
「收購守則」	指	香港公司收購、合併及股份購回守則

「認股權證」	指	本公司之認股權證，由二零零零年六月七日起賦予持有人權利，於二零零三年六月六日(或認股權證票據訂明之較早日期)或之前任何時間按初步認購價每股股份0.30港元(可予調整)，以現金認購新股份，而該等認股權證已於二零零三年六月六日到期
「認股權證票據」	指	本公司簽立日期為二零零零年五月十五日構成認股權證之票據

事項	時間
交回股東特別大會之代表委任表格之最後期限	二零零三年七月十二日(星期六)上午十時正
預計股東特別大會之舉行日期	二零零三年七月十四日(星期一)上午十時正
買賣每手10,000股股份之現有股份原有櫃檯暫時關閉	二零零三年七月十五日(星期二)上午九時三十分
股本重組之生效日期	二零零三年七月十五日(星期二)上午九時三十分
新股份開始買賣	二零零三年七月十五日(星期二)上午九時三十分
以現有股票免費換領新股份股票開始	二零零三年七月十五日(星期二)上午九時三十分
買賣每手400股新股份之新股份臨時櫃檯啟用(以現有股票之形式)	二零零三年七月十五日(星期二)上午九時三十分
指定經紀開始在市場上提供對盤服務	二零零三年七月十五日(星期二)上午九時三十分
買賣每手4,000股新股份之新股份原有櫃檯重新啟用(以新股份股票之形式)	二零零三年七月二十九日(星期二)上午九時三十分
新股份並行買賣開始(以新股份股票及現有股票之形式)	二零零三年七月二十九日(星期二)上午九時三十分
買賣每手400股新股份之新股份臨時櫃檯關閉(以現有股票之形式)	二零零三年八月十九日(星期二)下午四時正
指定經紀停止在市場上提供對盤服務	二零零三年八月十九日(星期二)下午四時正
新股份並行買賣終止(以新股份股票及現有股票之形式)	二零零三年八月十九日(星期二)下午四時正
以現有股票免費換領新股份股票終止	二零零三年八月二十五日(星期一)下午四時正



China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*
(於百慕達註冊成立之有限公司)

董事：
莊淑涴女士*(主席)*
王炳忠拿督*(執行董事)*
江木賢先生*(執行董事)*
鄭慕智先生#
勞偉安先生#

獨立非執行董事

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港之總辦事處及主要營業地點：
香港灣仔
駱克道333號
中國網絡中心47樓

敬啟者：

建議透過削減股本、削減股份溢價、股份合併及增加法定股本之方式進行股本重組

及

建議發行及購回證券之一般授權

1. 緒言

於二零零三年五月二十九日，董事公佈建議(a)透過削減股本、削減股份溢價、股份合併及增加法定股本之方式進行股本重組；(b)更改本公司新股份在聯交所之完整買賣單位，由現時每手10,000股股份改為於股本重組生效後之每手4,000股新股份；以及(c)重新授予董事發行及購回本公司證券之一般授權。

* *中文名稱僅供識別*

本通函旨在向　閣下提供上述建議之詳細資料，以及知會　閣下有關將於應屆股東特別大會上就(i)透過削減股本、削減股份溢價、股份合併及增加法定股本之方式進行股本重組；及(ii)授予一般授權及購回授權而提呈之決議案，以徵求　閣下批准。

2. 建議股本重組

誠如本公司於二零零三年五月二十九日所公佈，本公司之法定股本為300,000,000港元，分為30,000,000,000股股份，其中有9,286,519,956股已發行及繳足或入賬列為繳足股份。二零零三年五月二十九日其後，因行使根據認股權證所附之認購權而本公司發行合共198,891股股份，而截至最後可行日期，本公司之法定股本為300,000,000港元，分為30,000,000,000股股份，其中有9,286,718,847股已發行及繳足或入賬列為繳足股份。

董事建議股本重組將透過削減股本、削減股份溢價、股份合併及增加法定股本之方式（除削減股份溢價外，所有均須待彼此通過後方可作實）進行，詳情如下：

削減股本

董事建議透過(i)註銷每股已發行股份之已繳股本0.0096港元，將已發行股份之面值，由每股0.01港元削減至每股0.0004港元；及(ii)所有法定但未發行股份之面值由0.01港元削減至0.0004港元。

根據於最後可行日期之9,286,718,847股已發行股份，本公司之已發行股本將由約92,867,188港元削減至3,714,688港元，其所產生約89,152,500港元之貸方進賬額，將根據公司法及本公司之公司細則用以抵銷本公司於二零零二年十二月三十一日之累計虧損。

削減股份溢價

董事亦建議削減為數375,995,500港元本公司於二零零二年十二月三十一日在股份溢價賬之貸方進賬額，及將該貸方進賬額用以抵銷本公司於二零零二年十二月三十一日之累計虧損。

股份合併

緊隨削減股本後，董事將隨即進行股份合併，據此每二十五股削減股份將會合併為一股新股份。

根據於最後可行日期之9,286,718,847股已發行股份，本公司之已發行股本在股份合併後將為3,714,688港元，分為371,468,754股新股份。

任何零碎新股份將彙集出售，而所得款項將撥歸本公司所有。新股份彼此間在各方面均享有相同地位，而削減股本及股份合併將不會對股東之相對權益構成任何變動。

增加法定股本

由於削減股本，本公司之法定股本將由300,000,000港元削減至12,000,000港元。

董事亦建議，緊隨削減股本及股份合併成為無條件及生效後，透過增設28,800,000,000股每股面值0.01港元之新股份，將本公司之法定股本由12,000,000港元增加至300,000,000港元。

於削減股本及股份合併生效並增加法定股本後，按已發行新股份371,468,754股之基準計算，本公司之法定股本將為300,000,000港元，分為30,000,000,000股每股面值0.01港元之新股份，而本公司之已發行股本將為3,714,688港元，分為371,468,754股每股面值0.01港元之繳足新股份。董事確認目前無意於股本重組完成後，從本公司之法定股本發行任何新股份。

更改新股份之完整買賣單位

董事亦建議更改本公司新股份在聯交所之完整買賣單位，由現時每手10,000股股份改為於股本重組生效後之每手4,000股新股份。

股本重組之影響

在股本重組後，因削減股本及削減股份溢價所產生之總貸方進賬額合共約465,148,000港元，將用以抵銷本公司於二零零二年十二月三十一日之累計虧損約465,890,000港元。於股本重組生效後，本公司之累計虧損將削減至約742,000港元。

除支付法律及行政費用外，股本重組將不會改變本公司之資產、業務運作、管理或財務狀況，或股東之比例權益。董事認為，股本重組將不會對本集團整體之財務狀況構成任何不利影響。

按於最後可行日期已發行股份9,286,718,847股計算及本公司於最後可行日期至舉行股東特別大會日期期間並無發行或購回任何股份，股本重組之影響茲概述如下：

	股本重組前	削減股本後	於削減股本、股份合併及增加法定股本後
每股股份面值	0.01港元	0.0004港元	0.01港元
法定股份數目	30,000,000,000	30,000,000,000	30,000,000,000
法定股本	300,000,000港元	12,000,000港元	300,000,000港元
已發行股份數目	9,286,718,847	9,286,718,847	371,468,754
已發行及繳足股本	92,867,188港元	3,714,688港元	3,714,688港元

股本重組之條件

股本重組在達成下列條件及其他事項後，方可作實：

1. 股東在股東特別大會上通過普通決議案，以批准股份合併及增加法定股本，並通過特別決議案，以批准削減股本及削減股份溢價；

2. 符合公司法第46條；及

3. 聯交所上市委員會批准新股份之上市及買賣。

公司法第46(2)條訂明，(a)除非在削減股本生效日期前不超過30日但不少於15日，該公司於百慕達指定報章刊發公佈，闡述該公司最後釐定之股本金額(即將削減之股本金額)及削減股本之生效日期；及(b)倘若在削減股本生效日期當日，有足夠理由相信該公司無法或於削減股本後將無法在負債到期時作出還款，則公司不得削減股本。

股本重組將在上述各項條件悉數達成時(預期為二零零三年七月十五日(星期二)或該日前後)生效。

進行股本重組之原因

近期，股份已按接近面值買賣。根據百慕達法例，一間公司不得按其股份面值之折讓價發行其股份。有鑑於此，本公司實際上已不能透過在股票市場上配發或配售股份籌集資金。股本重組旨在提高發行新股份之價格靈活性，以便日後在董事認為有需要之情況下透過配發或配售新股份籌集資金或收購資產。

此外，於二零零二年十二月三十一日，本公司之累計虧損約為465,890,000港元。董事認為，本公司短期內將不可能透過其業務而產生充裕之溢利以抵銷其累計虧損，而本公司亦不適宜在仍然有累計虧損之情況下派付股息。因此，董事建議運用來自削減股本及削減股份溢價之貸方進賬額，以抵銷該等累計

虧損。本公司可在符合公司法及本公司之公司細則規定之情況下，運用該貸方進賬額作該等用途，包括用以撇銷本公司任何累計虧損。因此，本公司將有望提早向股東宣派股息，而不需等待獲得溢利以抵銷該等累計虧損後始作出。

董事認為，股本重組乃符合本公司及股東之整體利益。

免費換領新股份股票及並行買賣安排

待削減股本及股份合併生效後，股東可於二零零三年七月十五日(星期二)當日或該日以後直至二零零三年八月二十五日(星期一)止，將現有股份之股票(淺藍色)送交股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，以換領已發行新股份之股票(粉紅色)，費用將由本公司支付。

此後，股東須就印發每張新股份股票向股份過戶登記處支付費用2.50港元(或聯交所不時容許之較高金額)，方獲接納以現有股份之股票換領新股份股票。

現有股份之股票僅可在截至二零零三年八月十九日(星期二)止期間就買賣進行有效交收及結算。其後將只以新股份進行買賣，而現有股份之股票將終止其市場交易性質，亦不會獲接納作買賣用途。

按上述之規定下，現有股份之股票將仍然為有效合法憑證，並可隨時換領新股份股票。

預期新股份之新股票將於向股份過戶登記處遞交現有股份之股票當日起計第十個營業日或於該日前後期間可供領取。除另有指定外，新股份之新股票將按每手4,000股新股份發行。

新股份將以每手4,000股新股份買賣。待股本重組獲股東批准後，預期新股份可於生效日期起買賣，而建議之新股份買賣安排如下：

(a) 買賣每手10,000股股份之現有股份原有櫃檯將由二零零三年七月十五日上午九時三十分起暫時關閉；

(b) 買賣每手400股新股份之新股份臨時櫃檯將由二零零三年七月十五日上午九時三十分起啟用（以現有股票之形式）。現有股份之股票僅可在此臨時櫃檯買賣。

(c) 買賣每手4,000股新股份之股份原有櫃檯將由二零零三年七月二十九日上午九時三十分起重新啟用（以新股份股票之形式）；及

(d) 由二零零三年七月二十九日上午九時三十分至二零零三年八月十九日下午四時正（包括首尾兩日），將於以上(b)及(c)分段所述之兩個櫃檯進行並行買賣。買賣每手400股新股份之新股份臨時櫃檯將於二零零三年八月十九日結束後關閉。

因股本重組導致不足一手完整買賣單位之新股份之對盤服務安排

為減少因股份合併而衍生不足一手完整買賣單位之新股份所產生之任何不便，新鴻基投資服務有限公司（地址為香港中環金鐘道88號太古廣場第1座12樓）已同意於二零零三年七月十五日（星期二）起至二零零三年八月十九日（星期二）止期間（包括首尾兩日）內，盡可能於市場為不足一手完整買賣單位之新股份提供對盤服務。股東如欲利用此對盤服務出售彼等不足一手完整買賣單位之新股份或補足彼等不足一手完整買賣單位之新股份至每手4,000股新股份，請聯絡新鴻基投資服務有限公司之張秀蓮小姐（電話：2822-5432）。任何零碎新股份將彙集出售，而所得款項將撥歸本公司所有。

不足一手完整買賣單位之新股份持有人謹請注意，並不保證買賣不足一手完整買賣單位之新股份可獲對盤。倘股東對上述服務有任何疑問，務請諮詢彼等之專業顧問。

並無對認股權證作出調整

認股權證已於二零零三年六月六日（星期五）到期，因此，進行股本重組將不會導致調整認股權證之認購價。

3. 發行及購回證券之一般授權

有關提呈股本重組之決議案以徵求股東批准方面，董事亦將在股東特別大會上提呈普通決議案，以授予董事新一般授權（取代現有授權）以行使本公司之一切權力(i)配發及發行最多達本公司於生效日期已發行股本總面值20%之證券；及(ii)購回最多達本公司於生效日期已發行股本總面值10%之證券。

董事亦徵求股東批准授予董事新一般授權，以行使本公司一切權力根據一般授權配發及發行額外證券，以發行根據上述購回授權本公司所購回繳足證券數目之證券。

根據上市規則之規定，本通函附錄一載有本公司須向各股東提供所有合理且必需之資料之說明函件，使彼等可就投票贊成或反對授予上述之購回授權作出知情決定。

倘獲股東在股東特別大會批准，早前由股東授予發行及購回股份之任何一般授權將由上述之新一般授權取代，則該等一般授權將維持有效，直至本公司根據本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時，或股東於本公司股東大會上撤回或修訂普通決議案所賦予之權力時為止（以較早者為準）。

4. 申請上市

本公司將向聯交所上市委員會申請批准新股份上市及買賣。本公司並無任何股份在任何其他證券交易所上市或買賣，因此並無批准該等上市或買賣之建議。

待新股份獲准在聯交所上市及買賣後，新股份將獲香港結算接納為合資格證券，可於新股份在聯交所開始買賣之日期或香港結算指定之其他日期起，於中央結算系統寄存、結算及交收。聯交所參與者之間所進行之交易須於任何

交易日後第二個交易日在中央結算系統進行交收。中央結算系統之一切活動均須根據中央結算系統當時有效之一般規則及運作程序進行。

5. 股東特別大會

股東特別大會通告載於本通函第19至24頁。於股東特別大會上，建議提呈批准(其中包括)有關股本重組及授予董事新一般授權及購回授權之決議案。

本通函隨附於股東特別大會上使用之代表委任表格。代表委任表格須按其列印之指示填妥，連同經簽署之授權書或其他授權文件(如有)，或由公證人簽署證明之該等授權書或授權文件副本，須盡快且無論如何於股東特別大會或其任何續會指定舉行時間48小時前交回股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。填妥及交回代表委任表格後， 閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

6. 推薦意見

董事認為股本重組及授予新一般授權及購回授權乃符合本公司及股東之整體利益。因此，董事會建議股東投票贊成於股東特別大會上提呈之該等決議案。

此致

列位股東 台照

承董事會命
中國網絡(百慕達)有限公司
主席
莊淑流
謹啟

二零零三年六月二十日

本附錄乃作為上市規則所規定之說明函件，旨在向　閣下提供所需資料，以考慮批准授予董事新一般授權以發行及購回證券之建議。

1. 上市規則

上市規則規定，以聯交所作為第一上市地之公司須向股東寄發說明函件，同時亦須寄發有關股東大會通告，其中載有一切合理及必須資料，使該等股東可就是否投票贊成或反對下文詳載就批准公司在聯交所購回證券之普通決議案作出知情決定。

2. 行使購回授權

於最後可行日期，本公司之已發行股本為92,867,188港元，包括9,286,718,847股股份。待通過建議之決議案以批准股本重組後，並假設舉行股東特別大會前本公司不會再行發行或購回證券，則董事全面行使購回授權將導致本公司購回最多928,671,885股股份或37,146,875股新股份，佔本公司全部已發行股本之9,286,718,847股股份或股本重組完成後之371,468,754股新股份約10%。

購回授權容許本公司於截至下屆股東週年大會之日、根據法例或公司細則規定本公司須舉行下屆股東週年大會之最後期限屆滿之日或股東於本公司股東大會上通過普通決議案撤回或修訂該項授權之日(以較早者為準)之期間購回或同意購回已繳足股本的證券。

3. 購回之理由

董事相信股東授予董事在董事認為該項購回將對本公司有利之情況下於市場上購回本公司之新股份或其他證券之一般授權，符合本公司及股東整體之最佳利益。此項購回在視乎當時市況及融資安排情況下，或可提高本公司新股份之每股股份淨值及／或盈利。

相對本集團截至二零零二年十二月三十一日(本集團最新披露經審核財務報表之日期)之財務狀況而言，董事相信倘全面行使購回授權，或會對本公司之營運資金或負債比率有不利影響。惟董事現時無意進行任何購回，亦不會在對本公司之營運資金或負債比率會有重大不利影響的情況下行使該授權。

4. 購回之資金及合法地位

證券之購回將由本公司可動用之現金流量或營運資金融資全數支付，且無論如何，會撥自符合本公司之公司細則及百慕達適用法例所規定可合法用於購回用途之資金。

根據公司法，公司購回之證券將被註銷，而有關已發行股本亦會按購回證券之面值作減值，惟公司之法定股本總額將維持不變。

5. 董事、其聯繫人士及關連人士

目前並無任何董事或(於作出一切合理查詢後據彼等所知及所信)與其任何聯繫人士(定義見上市規則)有意於股東批准購回授權建議之決議案後向本公司出售任何證券。

本公司現時並無接獲關連人士(定義見上市規則)通知，表示彼等目前有意在本公司獲其股東批准購回授權建議之決議案後向本公司出售任何證券，亦無承諾不會向本公司出售其所持有之任何該等證券。

6. 董事承諾

董事已向聯交所承諾，將按上市規則、百慕達適用法例及本公司之公司細則規定根據購回授權行使本公司之權力。

7. 收購守則之影響

倘根據購回授權行使權力後，股東所佔本公司之投票權比例有所增加，則就收購守則第32條而言，上述增加將視為一項收購。因此，一名股東或一群與其一致行動之股東(定義見收購守則)可能取得或鞏固本公司之控制權(視乎該等增加之數額)，而須根據收購守則第26條提出強制全面收購建議。

據董事所知悉，於最後可行日期，本公司主要股東如下：

主要股東	持股數量	所控制之投票權百分比約數	倘本公司全面行使購回授權時所控制之投票權百分比約數 *(附註 2)*
莊淑涴女士(「莊女士」) *(附註 1)*	2,631,200,000	28.33%	31.48 %
China Spirit Limited ("China Spirit") *(附註 1)*	2,631,200,000	28.33%	31.48 %
Vigor Online Offshore Limited ("Vigor Online") *(附註 1)*	2,631,200,000	28.33%	31.48 %

附註：

1. 該等股份由Vigor Online(於英屬處女群島註冊成立之有限公司)持有。Vigor Online為China Spirit(於英屬處女群島註冊成立之有限公司)擁有67.7%權益之附屬公司，而China Spirit全數股本則由莊女士全資擁有。由於根據證券及期貨條例第XV部，China Spirit及莊女士被視為間接擁有該2,631,200,000股股份之權益，因而均視作本公司之主要股東。

2. 按股本重組後已發行371,468,754股新股份及假設本公司全面行使購回授權。

倘董事行使根據購回授權一切權力，以及按本公司當時之已發行股本並無任何其他變動之基準，上述主要股東之權益會增至上述最後一欄之百分比約數，則屆時該等主要股東須根據收購守則第26條就本公司當時之已發行股本(由該

等主要股東或與其一致行動人士所持有者則除外)作出強制全面收購。然而，董事並無意行使根據購回授權之權力，導致主要股東或任何股東須個別或共同根據收購守則第26條作出強制全面收購。

8. 本公司購回股份

於本通函印製前六個月內，本公司或其附屬公司並無購回任何股份(不論於聯交所或其他證券交易所進行)。

9. 股份價格

股份於截至最後可行日期十二個月內在聯交所買賣之每月最高及最低成交價如下：

	股份價格	
	最高	**最低**
	港元	*港元*
二零零二年		
六月	0.064	0.050
七月	0.058	0.026
八月	0.042	0.030
九月	0.039	0.027
十月	0.035	0.020
十一月	0.035	0.027
十二月	0.040	0.026
二零零三年		
一月	0.032	0.025
二月	0.029	0.025
三月	0.026	0.018
四月	0.027	0.018
五月	0.029	0.018



China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*
(於百慕達註冊成立之有限公司)

股東特別大會通告

茲通告(「本通告」)中國網絡(百慕達)有限公司(「本公司」)謹訂於二零零三年七月十四日(星期一)上午十時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東特別大會(「大會」),藉以考慮並酌情通過下列為本公司普通及特別決議案(不論有否修訂):

第一項特別決議案

「**動議**:由本決議案通過之日後下一個營業日(即香港銀行一般之營業日)起:—

(a) (i)將截至通過本決議案之日期當日本公司已發行股本中每股面值0.01港元之股本註銷0.0096港元之已繳股本,以削減本公司已發行股本,致使每股股份會被視作本公司已發行股本中一股每股面值0.0004港元之繳足股份及;(ii)每股法定但尚未發行股份之價值由每股0.01港元削減至0.0004港元(「**削減股份**」,不論已發行或尚未發行),以使本公司之法定股本由300,000,000港元削減至12,000,000港元,而該等已發行削減股份之持有人就每股已發行削減股份而進一步注資本公司股本之責任將被視作已獲正式履行(統稱「**削減股本**」);

(b) 根據本公司之公司細則及百慕達適用法例,削減於二零零二年十二月三十一日本公司股份溢價賬一筆375,995,500港元之貸方進賬額(「**削減股份溢價**」),連同運用削減股本所產生之89,152,500港元之貸方進賬額,以對銷或削減於二零零二年十二月三十一日本公司累計結餘約465,890,000港元之累計虧損;及

(c) 在本公司之公司細則容許之情況下,一般授權本公司一名或多名董事(「**董事**」)代表本公司採取或作出彼等全權認為必須、恰當或適當之行動、契據及文件,以履行及執行任何上述事項(包括削減股本及削減股份溢價)。」

* *中文名稱僅供識別*

第一項普通決議案

「**動議**：由本決議案生效當日後下一個營業日（即香港銀行一般之營業日）起，並待削減股本（定義見本通告（本決議案為其中部份）所載第一項特別決議案）成為無條件及生效後：－

(a) 將每25股削減股份（定義見上述第一項特別決議案）合併（「**股份合併**」）為每股面值0.01港元之股份（「**新股份**」），屆時股份合併所產生之所有新股份在各方面將享有相同地位及相同權利及特權，惟須遵守本公司之公司細則之限制；

(b) 完成削減股本及股份合併後，透過增設28,800,000,000股每股面值0.01港元之新股份，將本公司之法定股本由12,000,000港元增至300,000,000港元（「**增加法定股本**」）；及

(c) 在本公司之公司細則容許之情況下，一般授權本公司一名或多名董事代表本公司採取或作出彼等全權認為必須、恰當或適當之行動、契據及文件，以履行及執行上述事項（包括股份合併及增加法定股本）。」

第二項普通決議案

「**動議**：待削減股本及削減股份溢價（有關詞彙之定義見本通告（本決議案為其中部份）所載第一項特別決議案）、股份合併及增加法定股本（有關詞彙之定義見本通告（本決議案為其中部份）所載第一項普通決議案）成為無條件及生效（統稱「**股本重組**」）後：－

(a) 並根據本決議案下列之規定，一般及無條件批准董事於有關期間（定義見下文）行使本公司所有權力，以配發、發行及處理本公司股本中任何及所有類別之證券（「**證券**」），包括但不限於新股份（定義見本通告（本決議案為其中部份）所載第一項普通決議案）及附有權利可認購或購買本公司不時發行證券之其他證券，並作出或授出需要或可能需要行使該等權力之售股建議、協議或購股權（包括附有認購權或可兌換為本公司股份之債券、認股權證、公司債券、票據、購股權或其他任何證券衍生工具），以取代或取消於過往授出之現有授權；

(b) 按上文(a)段所述之批准，授權董事於有關期間(定義見下文)作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及購股權(包括附有認購權或可兌換為本公司股份之債券、認股權證、公司債券、票據、購股權或其他任何證券衍生工具)；

(c) 本公司董事依據上文(a)段所述之批准，配發或有條件或無條件同意配發(不論是否依據購股權或其他原因配發)及發行之本公司股本總面值(但不包括(i)供股(定義見下文)；(ii)行使根據本公司任何認股權證、債券、公司債券、票據及其他任何證券衍生工具之認購權或兌換權，以認購或兌換本公司股份；(iii)依據任何當時經已採納之購股權計劃或類似安排而授出或發行本公司股份予本公司及／或其任何附屬公司行政人員及／或僱員；或(iv)根據本公司不時修訂之公司細則就以股代息計劃或類似安排，以提供配售股份代替本公司所派付之全部或部份股息而發行之本公司股份)不得超過於本決議案獲通過之日本公司已發行股本總面值(經削減股本所削減及股份合併所合併後)之20%，上文之批准亦須受此數額限制；及

(d) 就本決議案而言：－

「有關期間」指由通過本決議案當日起至下列最早之日期止期間：－

(i) 本決議案獲通過後，本公司下屆股東週年大會結束時(除非本決議案之授權已獲下屆股東週年大會通過之普通決議案重新修訂)；

(ii) 本公司之公司細則或一九八一年百慕達公司法(經修訂)規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案之日；及

「供股」指董事於指定期間，根據於某一指定記錄日期名列本公司股東名冊之股東按該日之持股比例配售股份(惟董事有權就零碎股權或適用於本公司之任

何香港以外地區之法律或任何認可管制機構或任何證券交易所之規定之限制或責任，作出其認為必要或適當之取消或其他安排）。」

第三項普通決議案

「**動議**：待股本重組（定義見本通告（本決議案為其中部份）所載第二項普通決議案內）成為無條件及生效後：－

(a) 在本決議案下文之規限下，一般及無條件批准董事於有關期間（定義見下文）行使本公司所有權力，根據所有適用法例及香港聯合交易所有限公司（「**聯交所**」）證券上市規則或任何其他認可證券交易所不時修訂之規定，在聯交所上市，或就此獲香港證券及期貨事務監察委員會及聯交所認可之其他證券交易所（「**認可交易所**」）購回本公司股本中任何及所有類別之證券（「**證券**」），包括但不限於新股份（定義見本通告（本決議案為其中部份）所載第一項普通決議案）及附有權利可認購或購買本公司不時發行證券之其他證券，並作出或授出需要或可能需要行使該等權力之售股建議、協議或購股權（包括附有認購權或可兌換為本公司股份之債券、認股權證、公司債券、票據、購股權或其他任何證券衍生工具），以取代或取消於過往授出之現有授權；

(b) 按上文(a)段所述之批准，授權董事於有關期間代表本公司促使本公司按董事所釐定之價格購回其證券；

(c) 根據上文(a)段之批准，於有關期間購回或有條件或無條件同意購回之本公司證券總面值，不得超過本決議案獲通過當日，並經削減股本（定義見本通告（本決議案為其中部份）所載第一項特別決議案）所削減及經股份合併（定義見本通告（本決議案為其中部份）所載第一項普通決議案）所合併後之本公司股本中已發行證券總面值10%，而上述批准亦以此數額為限；及

(d) 就本決議案而言：－

「有關期間」指由本決議案獲通過當日起至下列最早之日期止期間：－

(i) 本決議案獲通過後，本公司下屆股東週年大會結束時(除非本決議案之授權已獲下屆股東週年大會上通過之普通決議案重新修訂)；

(ii) 本公司之公司細則或一九八一年百慕達公司法(經修訂)規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案之日。」

第四項普通決議案

「**動議**：待(i)通過本通告(本決議案為其中部份)所載第二項及第三項普通決議案；及(ii)股本重組成為無條件及生效後，擴大授予董事根據上述第二項普通決議案配發或有條件或無條件同意配發證券之總面值，加入本公司根據上述第三項普通決議案購回之本公司股本中證券總面值，惟購回之證券數額不得超過本決議案獲通過當日，並經削減股本(定義見本通告(本決議案為其中部份)所載第一項特別決議案)所削減及經股份合併(定義見本通告(本決議案為其中部份)所載第一項普通決議案)所合併之本公司已發行證券總面值之10%，而上述批准亦以此數額為限。」

承董事會命
中國網絡(百慕達)有限公司
公司秘書
馮靖文

香港，二零零三年六月二十日

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港之總辦事處及主要營業地點：
香港灣仔
駱克道333號
中國網絡中心47樓

附註：

(1) 有權出席大會並於會上投票之本公司股東，均有權委任一位或多於一位代表代其出席及投票。受委代表毋須為本公司股東。

(2) 如屬任何股份之聯名登記股份持有人，則任何一位該等人士均有權親身或委派代表就該等股份於大會上投票，猶如該名人士乃唯一有權投票者無異。惟倘超過一位該等聯名持有人親身或委派代表出席大會，則只有於本公司股東名冊內排名首位之聯名持有人方有權就該等股份單獨投票。

(3) 按代表委任表格之指示填妥及簽署之代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須於大會或其任何續會之指定舉行時間48小時前送達本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

(4) 無論 閣下是否親身出席大會，務請按刊印在代表委任表格之指示填妥並交回表格。填妥及交回代表委任表格後， 閣下仍可親身出席大會及於會上投票。倘 閣下在交回代表委任表格後出席大會，則代表委任表格將被視作撤回論。

The Standard

15th July, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

RESULTS OF THE CAPITAL REORGANIZATION

The Directors are pleased to announce that resolutions for the Capital Reorganization of the Company were duly passed at the SGM of the Company held on 14th July, 2003.

Reference is made to an announcement dated 29th May, 2003 (the "Previous Announcement") and the circular to the Shareholders dated 20th June, 2003 (the "Circular") in relation to, amongst others, the proposed Capital Reorganization of the Company. Capitalized terms used herein shall have the same meanings as ascribed to them in the Previous Announcement.

Results of the Capital Reorganization

With resolutions for the Capital Reorganization duly approved by the Shareholders at the SGM held on 14th July, 2003, and all other conditions having been fulfilled in respect thereof, the Capital Reorganization will become effective on Tuesday, 15th July, 2003, pursuant to which the issued share capital of the Company will be reduced from HK$92,867,188 divided into 9,286,718,847 fully-paid Shares of nominal value HK$0.01 each to HK$3,714,688 divided into 371,468,754 fully-paid New Shares of nominal value HK$0.01 each and the share premium account of the Company will be reduced by an amount of HK$375,995,500 and together with credit arising from the Capital Reduction will be applied to set-off against the accumulated losses of the Company as at 31st December, 2002. As the Capital Reorganization becomes effective, the board lot size for trading of the Company's Shares will be changed from 10,000 Shares to 4,000 New Shares.

Free exchange of share certificates

Shareholders may exchange, free of charge, their certificates for Shares (in the old form and colored light blue) for certificates for New Shares (in the new form and colored pink) during the period from Tuesday, 15th July, 2003 until Monday, 25th August, 2003 by delivering their certificates for Shares to the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (the "Registrars"). Thereafter, existing certificates for Shares will only be exchanged on payment of a fee of HK$2.50 per certificate issued in respect of New Shares (or such higher amount as from time to time allowed by the Stock Exchange) to the Registrars.

Certificates for Shares will only be valid for delivery and settlement purposes for dealings up to Tuesday, 19th August, 2003. Thereafter, trading will be in certificates for New Shares only and any certificate for Shares will cease to be marketable and will not be accepted for dealings purpose. Subject to the aforesaid, certificates for Shares will continue to be valid evidence for title in respect of the number of New Shares they represent.

Parallel trading arrangements for Shares and New Shares

Dealings in New Shares are expected to commence on Tuesday, 15th July, 2003 and parallel trading arrangements for dealings in Shares and New Shares (in the form of new and existing share certificates) will be implemented for the period from Tuesday, 29th July, 2003 to Tuesday, 19th August, 2003, both dates inclusive. Shareholders are reminded to refer to the information contained in the Previous Announcement and the Circular for details.

Matching services of odd lots of New Shares resulting from the Capital Reorganization

During the period commencing Tuesday, 15th July, 2003 and ending on Tuesday, 19th August, 2003, both dates inclusive, Shareholders who wish to dispose of their odd lots of New Shares resulting from the Capital Reorganization or top up to board lots of 4,000 New Shares may contact Miss Connie Cheung (Tel: 2822-5432) of Sun Hung Kai Investment Services Limited for matching services on a best effort basis. Shareholders should note that matching up of the sale and purchase of odd lots of New Shares is not guaranteed and are advised to consult their professional advisers if in doubt.

By Order of the Board of
China Online (Bermuda) Limited
Chong Sok Un
Chairman

Hong Kong, 14th July, 2003

Hong Kong Economic Times

15th July, 2003



China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*
(於百慕達註冊成立之有限公司)

股本重組結果

董事欣然公佈，本公司於二零零三年七月十四日舉行之股東特別大會上正式通過有關本公司股本重組之決議案。

茲提述於二零零三年五月二十九日發表之公佈(「前公佈」)及於二零零三年六月二十日向股東發出之通函(「該通函」)，乃有關(其中包括)本公司之建議股本重組。本公佈內所用之詞彙具備前公佈所賦予之相同涵義。

股本重組結果

在本公司於二零零三年七月十四日舉行之股東特別大會上，股東正式通過有關股本重組之決議案，而股本重組之所有其他條件經已達成，故此，股本重組將於二零零三年七月十五日(星期二)生效，據此，本公司已發行股本將由92,867,188港元，分為9,286,718,847股每股面值0.01港元之繳足股份，削減至3,714,688港元，分為371,468,754股，每股面值0.01港元之繳足新股份。本公司之股份溢價賬將削減為數375,995,500港元，而連同因削減股本而產生之貸方進賬額，將用以抵銷本公司於二零零二年十二月三十一日之累計虧損。當股本重組生效時，本公司股份之完整買賣單位，由每手10,000股股份改為每手4,000股新股份。

免費換領股票

股東可由二零零三年七月十五日(星期二)起至二零零三年八月二十五日(星期一)止期間，將股份之股票(為舊格式及淺藍色)送交本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下(「股份過戶登記處」)，免費換領新股份之股票(為新格式及粉紅色)。此後，股東須就印發每張新股份之股票向股份過戶登記處支付費用2.50港元(或聯交所不時容許之較高金額)，方獲接納以現有股份之股票進行換領新股份之股票。

股份之股票僅可在截至二零零三年八月十九日(星期二)止就買賣進行有效交收及結算。其後，買賣將只可以新股份之股票進行，而股份之任何股票將終止其市場交易性質，並不會獲接納作買賣用途。按上述之情況下，股份之股票將繼續代表有關新股份數目所有權之有效憑證。

股份及新股份並行買賣

預期新股份可由二零零三年七月十五日(星期二)起買賣，以及由二零零三年七月二十九日(星期二)起至二零零三年八月十九日(星期二)(首尾兩日包括在內)止期間，將實施股份及新股份(包括新股票及現有股票)之並行買賣安排。謹請股東留意載於前公佈及該通函內之資料詳情。

有關因股本重組衍生之不足一手完整買賣單位之新股份之對盤服務

由二零零三年七月十五日(星期二)起至二零零三年八月十九日(星期二)(首尾兩日包括在內)止期間，股東如欲利用此對盤服務，出售彼等因股本重組而衍生不足一手完整買賣單位之新股份，或補足彼等不足一手完整買賣單位之新股份至每手4,000股新股份，請聯絡新鴻基投資服務有限公司之張秀蓮小姐(電話：2822 5432)。謹請股東留意，並不保證不足一手完整買賣單位之新股份可獲對盤服務，如有疑問，建議股東諮詢彼等專業顧問之意見。

承董事會命
中國網絡(百慕達)有限公司
主席
莊淑涴

香港，二零零三年七月十四日

* 中文名稱僅供識別